N E W S R E L E A S E

October 9, 2012

Nevsun Announces Q3 Gold Production of 98,000 Ounces

Q3 2012 HIGHLIGHTS

  Produced 98,000 ounces of gold in Q3 2012 (267,000 ounces year-to-date)
  Mined 316,000 tonnes at 5.21 g/t gold
  Harena pre-stripping complete; ore production to start in October 2012
  Copper plant expansion remains on plan for mid-2013 commissioning
  Nevsun continues to review acquisition opportunities

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to announce strong production results of 98,000 ounces of gold for the quarter ended September 30, 2012. Gold production in the quarter was again above expectations due to higher than anticipated grades in the transitional oxide zone. However, Nevsun does not expect this level of production to continue as the transitional oxide zone is nearly exhausted and the mill will start processing lower grade Harena ore in Q4.   Bisha is expected to meet or exceed the top end of full year 2012 production guidance of 280,000 to 300,000 ounces of gold.

A summary of the Company’s third quarter operating results are as follows:

	Q3 2012 3 months ending September 30	Q2 2012 3 months ending June 30	Q1 2012 3 months ending March 31	Year-to-Date 2012 Nine months ending September 30
Mining
Ore mined, tonnes	316,000	500,000	349,000	1,165,000
Mined grade, g/t	5.21	6.04	4.71	5.42
Waste mined, tonnes	2,590,000	1,659,000	1,826,000	6,075,000
Strip ratio, (calc in BCM’s)	10.3	4.0	6.2	6.3
Copper phase prestrip, tonnes	-	481,000	739,000	1,220,000
Milling
Ore milled, tonnes	465,000	465,000	430,000	1,360,000
Feed grade, g/t	7.40	6.93	6.58	6.98
Processing
Recovery % of gold	87%	85%	86%	86%
Gold in doré, ounces poured	98,000	87,000	82,000	267,000

The mine performed well in the quarter, with above plan milled grade and recovery.  Waste mining to pre-strip Harena ore and copper supergene progressed to plan.  Ore mining decreased relative to the previous quarter during the June to September rainy season.

Nevsun expects to announce its full Q3 financial results on November 8, 2012, with a conference call the same day.

Harena

Pre-stripping of Harena was completed in Q3 and Harena ore mining and processing will soon commence.

Other Updates

The copper plant expansion continues to progress on schedule with concentrate production expected in mid-2013.

In addition to the ongoing Bisha operations and capital expansion, Nevsun continues its due diligence of expansion opportunities of both gold and copper projects in Africa, the Americas and Europe.

Forward Looking Statements

The above contains forward-looking statements regarding future gold production, future mine operations, future copper phase expansion, timing of copper production and possible acquisition activity. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, or unforeseen government actions; (iv) the Company experiences the loss of key personnel; (v) the mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013.  Other risks are more fully described in the Company’s most recent Management Discussion and Analysis, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2011 and the Company’s Management Discussion and Analysis for the quarter ended June 30, 2012 for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com